Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q2 2022 Financial Results

- Q2 Revenues Reach $34.2M with $0.70 Non-GAAP EPS –

KFAR SAVA, Israel, July 28, 2022 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance server/appliance networking solutions, today reported its financial results for the second quarter and six months ended June 30, 2022.

Financial Results

Second Quarter: Silicom’s revenues for the second quarter of 2022 totalled $34.2 million, up 13% compared with $30.3 million for the second quarter of 2021.

On a GAAP basis, net income for the quarter totalled $4.5 million, or $0.67 per ordinary share ($0.68 per basic share), up 122% compared with $2.0 million, or $0.29 per ordinary share ($0.30 per basic share), for the second quarter of 2021.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $4.7 million, or $0.70 per diluted share ($0.71 per basic share), up 61% compared with $2.9 million, or $0.42 per diluted share ($0.43 per basic share), for the second quarter of 2021.

First Six Months: Silicom’s revenues for the first half of 2022 totalled $66.2 million, up 12% compared with $59.3 million for the first half of 2021.

On a GAAP basis, net income for the period totalled $6.7 million, or $0.99 per diluted share ($1.00 per basic share), up 45% compared with $4.6 million, or $0.66 per diluted share ($0.67 per basic share) for the first half of 2021.

On a non-GAAP basis (as described and reconciled below), net income for the period totalled $7.7 million, or $1.14 per diluted share ($1.16 per basic share), up 31% compared with $5.9 million, or $0.84 per diluted share ($0.86 per basic share) for the first half of 2021.

Guidance

While multiple large design wins have given us an all-time-record backlog, our ability to deliver continues to be impacted by the global components crisis, which we expect to continue into 2023. We therefore project revenues for the third quarter of 2022 to range between $38 million and $40 million. The midpoint of this range represents 18% year-over-year revenue growth over the third quarter of 2021.

Comments of Management

Liron Eizenman, Silicom’s President and CEO, commented, “The second quarter was a period of solid growth in revenues, margins and EPS, driven by stronger-than-ever demand for our products coupled with scrupulous attention to operational efficiency. Our revenue growth continues to reflect the accelerating transition of mainstream players – from industrials and online retail giants to telcos and service providers - to disaggregated/decoupled networks, driving demand for Silicom’s must-have enabling solutions. It also reflects our success in maintaining a strong delivery rate in the face of the global shortages, primarily through determined product and operational innovation, and careful inventory management.

“The combination of spot-on products and ability-to-deliver continues to bring us more and larger design wins. For example, during the quarter, one of the SD-WAN market’s largest vendors placed $15 million in orders for our SD-WAN Smart Platforms due for shipment in 2022, and guided us to expect annual orders above $25 million for the next several years. In parallel, discussions continue with a broad variety of telcos, networking equipment providers and partners regarding exciting new opportunities.”

Mr. Eizenman concluded, “Looking forward, given the all-time-record level of our pipeline and our reputation as a ‘can-deliver’ provider despite challenges – all compounded by the speed with which our target markets are developing - we are well positioned for continued strong growth in the years ahead.”

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Conference Call Details
Silicom’s Management will host an interactive conference today, July 28th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

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Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, taxes on amortization of acquired intangible assets, as well lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	June 30,	December 31,
	2022	2021

Assets

Current assets
Cash and cash equivalents	$22,323	$29,285
Marketable securities	4,794	8,266
Accounts receivables: Trade, net	31,914	31,120
Accounts receivables: Other	7,153	4,693
Inventories	107,883	75,753
Total current assets	174,067	149,117

Marketable securities	21,003	23,773
Assets held for employees’ severance benefits	1,708	1,882
Deferred tax assets	1,382	1,616
Property, plant and equipment, net	4,333	4,576
Intangible assets, net	5,822	4,314
Right of Use	8,605	8,765
Goodwill	25,561	25,561
Total assets	$242,481	$219,604

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$50,649	$29,918
Other accounts payable and accrued expenses	15,644	18,582
Lease Liabilities	1,717	1,811

Total current liabilities	68,010	50,311

Lease Liabilities	6,373	7,377
Liability for employees’ severance benefits	3,192	3,443
Deferred tax liabilities	42	10

Total liabilities	77,617	61,141

Shareholders' equity
Ordinary shares and additional paid-in capital	64,039	63,412
Treasury shares	(35,918)	(34,995)
Retained earnings	136,743	130,046
Total shareholders' equity	164,864	158,463

Total liabilities and shareholders' equity	$242,481	$219,604

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2022	2021	2022	2021
Sales	$34,154	$30,277	$66,224	$59,279
Cost of sales	22,032	19,524	43,212	38,595
Gross profit	12,122	10,753	23,012	20,684

Research and development expenses	5,257	4,970	10,735	9,990
Selling and marketing expenses	1,599	1,614	3,382	3,169
General and administrative expenses	1,131	1,186	2,328	2,249
Total operating expenses	7,987	7,770	16,445	15,408

Operating income	4,135	2,983	6,567	5,276

Financial income (loss), net	1,159	(283)	1,500	534
Income before income taxes	5,294	2,700	8,067	5,810
Income taxes	770	666	1,370	1,181
Net income	$4,524	$2,034	$6,697	$4,629

Basic income per ordinary share (US$)	$0.68	$0.30	$1.00	$0.67

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,666	6,868	6,674	6,889

Diluted income per ordinary share (US$)	$0.67	$0.29	$0.99	$0.66

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,749	6,992	6,789	7,030

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2022	2021	2022	2021

GAAP gross profit	$12,122	$10,753	$23,012	$20,684
(1) Share-based compensation (*)	173	91	334	238
Non-GAAP gross profit	$12,295	$10,844	$23,346	$20,922

GAAP operating income	$4,135	$2,983	$6,567	$5,276
Gross profit adjustments	173	91	334	238
(1) Share-based compensation (*)	683	508	1,468	1,085
Non-GAAP operating income	$4,991	$3,582	$8,369	$6,599

GAAP net income	$4,524	$2,034	$6,697	$4,629
Operating income adjustments	856	599	1,802	1,323
(2) Lease liabilities - financial expenses (income)	(734)	230	(920)	(174)
(3) Taxes on amortization of acquired intangible assets	67	67	135	133
Non-GAAP net income	$4,713	$2,930	$7,714	$5,911

GAAP net income	$4,524	$2,034	$6,697	$4,629
Adjustments for Non-GAAP Cost of sales	173	91	334	238
Adjustments for Non-GAAP Research and development expenses	373	195	748	461
Adjustments for Non-GAAP Selling and marketing expenses	163	158	371	315
Adjustments for Non-GAAP General and administrative expenses	147	155	349	309
Adjustments for Non-GAAP Financial income (loss), net	(734)	230	(920)	(174)
Adjustments for Non-GAAP Income taxes	67	67	135	133
Non-GAAP net income	$4,713	$2,930	$7,714	$5,911

GAAP basic income per ordinary share (US$)	$0.68	$0.30	$1.00	$0.67
(1) Share-based compensation (*)	0.13	0.09	0.27	0.19
(2) Lease liabilities - financial expenses (income)	(0.11)	0.03	(0.13)	(0.02)
(3) Taxes on amortization of acquired intangible assets	0.01	0.01	0.02	0.02
Non-GAAP basic income per ordinary share (US$)	$0.71	$0.43	$1.16	$0.86

GAAP diluted income per ordinary share (US$)	$0.67	$0.29	$0.99	$0.66
(1) Share-based compensation (*)	0.13	0.09	0.27	0.18
(2) Lease liabilities - financial expenses (income)	(0.11)	0.03	(0.14)	(0.02)
(3) Taxes on amortization of acquired intangible assets	0.01	0.01	0.02	0.02
Non-GAAP diluted income per ordinary share (US$)	$0.70	$0.42	$1.14	$0.84

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))